Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1 tel: (905) 569-9065 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen’s Phase III SIMPADICO Results to be Presented at Late-Breaking Session
of the 55th Annual Scientific Session of the American College of Cardiology

Toronto, Ontario (February 1, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that the pivotal phase III SIMPADICO trial in peripheral arterial disease (PAD) has been accepted for presentation at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology (ACC). The ACC meeting, which is being held in Atlanta from March 11 to 14, 2006, attracts approximately 20,000 cardiovascular professionals from the United States, Canada, and the rest of the world.

The initial results of the SIMPADICO trial of the Company’s Celacade™ technology in PAD will be presented by Dr. Jeffrey Olin, on Sunday, March 12, at 2:45 p.m. E.T., at the Georgia World Congress Center. The Company will issue a press release providing details on the trial results at the time of Dr. Olin’s presentation. Dr. Olin is Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial.

“The opportunity to present the SIMPADICO trial results at a Late-Breaking Clinical Trial session of the American College of Cardiology recognizes both the quality of this pivotal study and the growing need for new approaches to treat patients with peripheral arterial disease,” stated Dr. Jay H. Kleiman, Chief Medical Officer and Head of Cardiovascular Development of Vasogen Inc. “We now look forward to the analysis and interpretation of the SIMPADICO data and to the presentation of the initial findings from this study at the ACC meeting.”

The ACC selects presentations for Late-Breaking Clinical Trial sessions based on the potential of the study to affect clinical practice, the impact and novelty of the research, the rigor of the design/methods, the major clinical endpoints, and the quality of the statistical plan.

The SIMPADICO trial was designed to further investigate the use of Vasogen’s Celacade technology to improve intermittent claudication, a debilitating symptom associated with PAD. SIMPADICO is a double-blind, placebo-controlled trial that enrolled 550 patients at 50 sites in the United States and Canada. The primary endpoint of SIMPADICO is the change in maximum walking distance from baseline to 26 weeks assessed on a constant speed treadmill with increasing grade. The study was also designed to investigate the impact of Celacade on additional endpoints, including PAD and cardiovascular-related events, and quality of life.

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Peripheral arterial disease is a serious condition due to impaired blood flow to the lower extremities resulting from atherosclerosis. The disease often leads to reduced mobility and a marked impairment in the ability to undertake basic activities of daily independent living. It is estimated that in the United States alone, PAD affects approximately nine million people, with related healthcare costs exceeding $10 billion annually. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients also have a six-fold increase in risk of death from cardiovascular disease, and often experience the symptom of intermittent claudication (leg pain on walking). Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing two pivotal phase III programs targeting large cardiovascular markets. The 2,400-patient phase III ACCLAIM trial is a 176-center international study designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 550-patient phase III SIMPADICO trial, which was closed out early, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. These phase III programs are designed to support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.